September 23, 2019

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, Nebraska 68179

       Re: Union Pacific Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 8, 2019
           File No. 001-06075

Dear Mr. Knight, Jr.:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

1. We note per the Chairman's Letter that 1,200 locomotives and approximately 30,000 freight cars have been removed from your network since August 2018. We also note per your recent investor presentation that there are approximately 2,150 locomotives being stored as of June 30, 2019. Please tell us your consideration of discussing the extent of utilization of your locomotives and freight cars in the filing pursuant to paragraph (1) of the Instructions to Item 102 of Regulation S-K. Additionally, tell us how this current level of excess capacity compares to prior periods.
2. We note that your presentation of EBITDA on page 33 includes items other than earnings before interest, taxes, depreciation and amortization. Please revise your presentation or re-label the measure here and when the measure is presented in other filings. See the
       Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial
 Robert M. Knight, Jr.
Union Pacific Corporation
September 23, 2019
Page 2
         Measures, Question 103.01.
Note 2: Significant Accounting Policies, Revenue Recognition, page 50

3. We note that you provide some of your customers incentives for meeting or exceeding specified cumulative volumes or shipping to and from specific locations. Please tell us if you consider the volume-based rebates as variable consideration and, if so, which method you used to estimate the amount of variable consideration (projected future shipments)
         pursuant to ASC 606-10-32-8. Revise to disclose this method in accordance with ASC
         606-10-50-20(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameRobert M. Knight, Jr.                       Sincerely,
Comapany NameUnion Pacific Corporation
                                                              Division of
Corporation Finance
September 23, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName